May 8, 2009

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington D.C. 20549

Attention: Ryan Houseal

Re:	ScanSource, Inc.

Form 10-K for Fiscal Year Ended June 30, 2008

Filed August 28, 2008

File No. 000-26926

Ladies and Gentlemen:

This letter is submitted in response to comments contained in the letter dated May 4, 2009 (the “Staff’s Letter”) from Barbara C. Jacobs of the staff of the Securities and Exchange Commission (the “Staff”) to Michael L. Baur, the Chief Executive Officer of ScanSource, Inc. (the “Company”), relating to the above-referenced Form 10-K filed on August 28, 2008 (the “Annual Report”).

The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s Letter.

Annual Report on Form 10-K for fiscal year ended June 30, 2008

Part I

Item 1. Business, page 1

General

1. We note your response to comment 1 of our letter regarding the consideration you gave to providing the names of, and a description of the material terms of your relationships with, your ten largest vendors and clarifying whether you are substantially dependent on any of these relationships. We specifically note your statement that as a distribution company, your relationships with your vendors, including the agreements with such vendors to constitute “significant confidential information.” We have considered your response and we continue to believe that since your success is “highly dependent” on these vendor relationships (i.e., products for your ten largest vendors accounted for approximately 85% of net sales for fiscal 2008), information regarding these relationships is material to an investor. As such, we reiterate our position that you should provide the names of, and a description of any material vendor relationships that you might have. Your stated concern that the names of vendors may become outdated over time can be addressed by identifying the vendors as of a certain point in time such as December 31, 2008. With

U.S. Securities and Exchange Commission

May 8, 2009

respect to your statement that you are “currently not dependent on any one of these relationships,” please help us to understand your position. For example, does each vendor constitute less than 10% of net sales? As you know, to the extent that you need to file any vendor agreement pursuant to Item 601(b)(10), you may seek confidential treatment of specific pricing or other confidential information pursuant to Rule 24b-2 of the Exchange Act.

        Response:

We acknowledge the staff’s comment and will include in our Form 10-K and future filing containing our Business section the following additional disclosure regarding our vendors and our agreements with our vendors.

“Vendors

Our key vendors for our POS and barcoding sales unit are Cisco, Datalogic, Datamax, Elo, Epson America, Honeywell, IBM, Intermec, Motorola, NCR, and Zebra Technologies. Our key vendors in our Catalyst Telecom Sales Unit are Avaya, Extreme Networks, Juniper Networks, Plantronics and Polycom. Our key vendors for our ScanSource Communications Sales Unit are Audiocodes, Dialogic, Plantronics, Polycom.

We have over 175 vendors that currently supply our products. Our products are typically purchased directly from the manufacturer on a non-exclusive basis. Our agreements with our vendors generally do not restrict us from selling similar or comparable products manufactured by competitors. We have the flexibility to terminate or curtail sales of one product line in favor of another due to technological change, pricing considerations, product availability, customer demand, or vendor distribution policies.

We have written distribution agreements with our key vendors and with almost all of our vendors. Our written distribution agreements are in the form that we believe are customarily used by manufacturers and distributors. Our agreements generally provide us with non-exclusive distribution rights and often include territorial restrictions that limit the countries in which we can distribute our products. These agreements typically provide us with stock rotation and price protection provisions. Stock rotation rights give us the ability, subject to certain limitations, to return for credit or exchange a portion of those inventory items purchased from the vendor. Price protection situations occur when a vendor credits us for declines in inventory value resulting from the vendor’s price reductions. Along with our inventory management policies and practices, these provisions are designed to reduce our risk of loss due to slow-moving inventory, vendor price reductions, product updates or obsolescence.

Some of our distribution agreements contain minimum purchase requirements that we must meet in order to receive preferential prices. We participate in various rebate, cash discount and cooperative marketing programs offered by our vendors to support expenses

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May 8, 2009

associated with distributing and marketing our vendor’s products. The rebates and purchase discounts are generally influenced by sales volumes and are subject to change.

Our distribution agreements are generally short term, subject to periodic renewal, and provide for termination by either party without cause upon 30 to 120 days notice. Our vendors generally warrant the products we distribute and allow returns of defective products, including those returned to us by our customers. We generally do not independently warrant the products we distribute; however, local laws may in some cases impose warranty obligations on us in the case of a vendor liquidation.

Our merchandising department recruits vendors and manages important aspects of our vendor relationships, such as purchasing arrangements, cooperative marketing initiatives, vendor sales force relationships, product training and the monitoring of rebate programs and various contract terms and conditions.”

We considered filing our distribution agreements with our vendors pursuant to Item 601(b)(10)(ii)(B) but determined that our agreements are in the ordinary course and that our business is not substantially dependent on any of our distribution agreements. These agreements with our key vendors are non-exclusive, short term and provide for termination by either party without cause upon 30 to 120 days notice. Our agreements with our key vendors generally do not restrict us from selling similar or comparable products manufactured by competitors of the vendors. We also have the flexibility to terminate or curtail sales of one product line in favor of another due to technological change, pricing considerations, product availability, customer demand, or vendor distribution policies.

We hope that the above response will be acceptable to the Staff. If you have any questions regarding the foregoing, kindly contact the undersigned at (864) 286-4319. Thank you for your time and attention.

Sincerely,

ScanSource, Inc.

/s/ Michael L. Baur

Michael L. Baur

Chief Executive Officer

c:	Rich Cleys

John Ellsworth